EXHIBIT 12.1

ChipPAC, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Years Ended December 31					Three Months Ended March 31, 2004
	1999	2000(a)	2001	2002	2003
Pre-tax income (loss) from continuing operations	$(5,370)	$15,670	$(91,158)	$(26,855)	(26,781)	$(264)

Fixed charges:
Interest expense	21,241	39,432	37,214	31,986	30,887	7,646
Rentals (33%)	1,633	1,767	2,107	1,930	2,320	573

Total fixed charges	$22,874	$41,199	$39,321	$33,916	$33,207	$8,219

Pre-tax income (loss) from continuing operations plus fixed charges	$17,504	$56,869	$(51,837)	$7,061	$6,426	$7,955

Ratio of earnings to fixed charges	—	1.4	—	—	—	—
Ratio coverage less than 1:1. The registrant must generate additional earnings of as follows to achieve a coverage ratio of 1:1	$5,370	$—	$91,158	$26,855	$26,781	$264

(a)	Included in earnings for 2000 were nonrecurring expenses of $8.0 million before income taxes relating to the termination of management advisory agreements as disclosed in the Notes to our consolidated financial statements. If such sale had not occurred, the ratio of earnings to fixed charges would have been 1.6.